Eastern Bankshares, Inc.

265 Franklin Street

Boston, MA 02110

August 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

1200 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith (griffithj@sec.gov)

Re:	Eastern Bankshares, Inc. Registration Statement on Form S-1 (the “Registration Statement”), as amended Originally Filed June 18, 2020 CIK No. 0001810546 File No. 333-239251 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eastern Bankshares, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-239251, as amended, to 12:00 Noon, Eastern Time, on Tuesday, August 11, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael K. Krebs of Nutter, McClennen & Fish, LLP, counsel to the Company, at (617) 439-2288 or mkrebs@nutter.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
EASTERN BANKSHARES, INC.
By:	/s/ James B. Fitzgerald
Name:	James B. Fitzgerald
Title:	Chief Financial Officer